Exhibit (a)(1)(i)

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND
c/o Churchill Asset Management, LLC
430 Park Avenue, 14th Floor
New York, New York 10022
If you do not want to sell your Class I shares of beneficial interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.
August 31, 2023

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Nuveen Churchill Private Capital Income Fund (the “Fund”). If you are not interested in tendering your Class I shares of beneficial interest in the Fund (“Class I Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, all Class I Shares that have been issued on or after October 1, 2022 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder), and will be repurchased at 98% of net asset value. In addition, the sale of Class I Shares may be subject to income and transfer taxes.

The tender offer period will begin on August 31, 2023 and end at 11:59 p.m., Eastern Time, on September 28, 2023. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Class I Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Class I Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Class I Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Fund’s Transfer Agent, DST Systems, Inc., Attention: Nuveen Churchill Private Capital Income Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail -	PO Box 219307, Kansas City, MO 64121

Overnight Mail -	430 W. 7th Street, Suite 219307, Kansas City, MO 64105

E-mail:	Nuveen.ai@sscinc.com

All shareholders tendering Class I Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Class I Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on September 28, 2023.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 833-688-3368.

Sincerely,

Nuveen Churchill Private Capital Income Fund